Filed by Goldman Sachs BDC, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Goldman Sachs Middle Market Lending Corp.

File No. of Related Registration Statement: 333-235856

Private Credit Group August 2020

Goldman Sachs BDC, Inc. Second Quarter 2020 Earnings Conference Call

On August 11, 2020, Goldman Sachs BDC, Inc. (“GSBD” or “Company”) held a conference call to discuss GSBD’s financial results for the quarter ended June 30, 2020. The conference call contained information regarding GSBD’s proposed merger with Goldman Sachs Middle Market Lending Corp. (“MMLC”). The following are excerpts from the transcript of GSBD’s August 11, 2020 conference call discussing GSBD’s proposed merger with MMLC.

Brendan McGovern

President and CEO of GSBD

Next, I want to provide an update on our previously announced merger with MMLC. On June 11, we entered into and announced an amended and restated agreement and plan of merger that was unanimously approved by the board of directors of each company following the recommendations of each company’s respective special committee consisting exclusively of their independent directors.

The consideration has been changed from a fixed exchange ratio to a “net asset value for net asset value” exchange, whereby the exchange ratio will be determined at closing so that MMLC shareholders will receive GSBD shares representing a proportional ownership of the combined company equal to MMLC’s proportional contribution to the combined company’s net asset value.

In connection with this amendment, GSAM has agreed to extend the variable incentive fee cap for an additional year, through the end of 2021. As a reminder, the variable incentive fee cap provides that incentive fees payable to GSAM will be reduced if net investment income would be less than $0.48 per share without implementation of the incentive fee cap. GSAM also agreed to reimburse GSBD and MMLC for all fees and expenses incurred and payable by GSBD or MMLC or on their behalf in connection with the transaction, subject to a cap of $4 million with respect to each of GSBD and MMLC.

This transaction creates a number of significant benefits for shareholders that I’d like to reiterate.

•	First, we currently expect the merger to be accretive to GSBD’s NII per share both in the short and long-term.

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Second, we also expect the transaction to result in significant deleveraging for GSBD, which creates more capacity to deploy capital into today’s attractive investment environment while at the same time adding a greater margin of safety to maintain GSBD’s investment grade credit rating and compliance with regulatory and contractual leverage ratio requirements.

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Third, the merger is expected to result in an overall improvement in GSBD’s portfolio metrics, including a higher portfolio yield and a greater single-name diversification. It is also worth noting that MMLC has only one investment on non-accrual status representing less than 0.1% of the portfolio at fair value and 0.7% at cost.

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Finally, the combination more than doubles the size of GSBD, and is expected to result in benefits of scale, including improved access to diversified funding sources, cost synergies and greater trading liquidity.

For all of these reasons, we are very confident that this transaction is in the best interests of shareholders of both companies. The record date for shareholders eligible to vote on the transaction is August 3rd and a special shareholder meeting is scheduled to occur on October 2nd. In the coming days shareholders will receive proxy statements and we encourage everyone to take the time to vote in favor of the merger.

Question & Answer

Finian Patrick O’Shea

Wells Fargo Securities, LLC, Research Division

Asking about the fee waiver of $2.1 million, $2.2 million. I thought the waiver was designed to only cap the incentive fee to earn $0.48? Is this quarter’s waiver just ad hoc or is there a design to it? Obviously, it helps you meet the dividend, so maybe that’s it. But any color there would be helpful.

Brendan McGovern

President and CEO of GSBD

Yes. Fin, it’s Brendan. I’ll let Jon chime in if he has points here as well. But yes, this was over and above the contractual variable incentive fee waiver that we had put in place. And the view, Fin, was obviously this is a pretty extraordinary environment. And as a means to further support the upcoming merger, we thought it makes sense to continue to support the Company with the incremental fee waiver, and we think, ultimately, that’s a benefit to shareholders to support the dividend here. And as we look forward to the merger and the transaction, we’ve talked a lot about the incremental benefits that the Company will get. We enumerated much of those in the call here today, including the deleveraging, but also very importantly, including the accretion to net investment income on a per share basis. And so again, as we sort of approach getting the merger over the finish line, we thought it was appropriate to provide incremental support to the Company in that regard.

Finian Patrick O’Shea

Wells Fargo Securities, LLC, Research Division

No, sure, that’s helpful. And just a follow-up there, appreciating all the dividend support and the waivers now and over time. Even with this rebound, your dividend is about 12% of book, which is probably high even with your very good cost structure. I mean it’s perhaps earnable, but at least borderline. Do you have a longer term view? Are you confident with a certain level of, say, leverage and spread that you’re able to earn the dividend through the merger?

Brendan McGovern

President and CEO of GSBD

Yes. I think, again, Fin, I think that’s the main point here. As we look forward to the merger, getting the transaction done, and the benefits, as I talked about, we’ve got a big deleveraging that will take place, which gives incremental asset capacity. And when you combine the two companies, given – especially when you look at MMLC, a lack of nonaccruals, higher portfolio yields – we do continue to see the dividend as supportable pro forma for the merger.

Jon Yoder

Chief Operating Officer of GSBD

Yes. And the one thing I’d add to that is the other benefit, as Brendan mentioned, is the deleveraging. And so part of it is, obviously, we’re in a much better spread environment today than we were pre-COVID. So as we think about pro forma for the merger, the ability to deploy capital following our deleveraging into the better spread environment is also incrementally helpful. So it’s more than just the A plus B, it’s also, as I say, the incremental that we can do from there.

Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results of GSBD, MMLC, or, following the merger, the combined company and involve a number of risks and uncertainties. Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in filings made by GSBD and MMLC with the Securities and Exchange Commission (“SEC”), including those contained in the Proxy Statement (as defined below). Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include: the ability of the parties to consummate the merger on the expected timeline, or at all, failure of GSBD or MMLC to obtain the requisite stockholder approval for the Proposals (as defined below) as set forth in the Proxy Statement, the ability to realize the anticipated benefits of the merger, effects of disruption on the business of GSBD and MMLC from the proposed merger, the effect that the announcement or consummation of the merger may have on the trading price of GSBD’s common stock on New York Stock Exchange; the combined company’s plans, expectations, objectives and intentions as a result of the merger, any decision by MMLC to pursue continued operations, any termination of the Amended and Restated Agreement and Plan of Merger, future operating results of GSBD or MMLC, the business prospects of GSBD and MMLC and the prospects of their portfolio companies, actual and potential conflicts of interests with Goldman Sachs Asset Management, L.P. (“GSAM”) and other affiliates of GSAM, general economic and political trends and other factors, the dependence of GSBD’s and MMLC’s future success on the general economy and its effect on the industries in which they invest; and future changes in laws or regulations and interpretations thereof. Neither GSBD nor MMLC undertakes any duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GSBD and MMLC, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GSBD and MMLC has filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of GSBD and MMLC and a prospectus of GSBD (the “Proxy Statement”). The Proxy Statement was mailed to stockholders of GSBD and MMLC on or about August 11, 2020. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GSBD AND MMLC ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GSBD, MMLC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GSBD, from GSBD’s website at http://www.GoldmanSachsBDC.com.

Participants in the Solicitation

GSBD and MMLC and their respective directors, executive officers and certain other members of management and employees of GSAM and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GSBD and MMLC in connection with the Proposals. Information about the directors and executive officers of GSBD and MMLC is set forth in the Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GSBD and MMLC stockholders in connection with the Proposals are contained in the Proxy Statement and other relevant materials filed with the SEC. This document may be obtained free of charge from the sources indicated above.

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